SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September, 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: September 21, 2006

Investor Presentation

September 2006

This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness.

Certain statements in this presentation, including estimates and forecasts, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and KEPCO assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

KEPCO

KOREA ELECTRIC POWER CORPORATION

Table of Contents

I. Overview

II. Business & Operations

III. Financial Profile

IV. Industry Restructuring

KEPCO

KOREA ELECTRIC POWER CORPORATION     2

I. Overview

KEPCO

KOREA ELECTRIC POWER CORPORATION

Power Monopoly in Korea

95%     100%     100%

Transmission     Generation     Distribution

* Based on gross generation (1H 2006)

Assets     KRW 74.7 trillion (USD 74.0 billion)

Revenues     KRW 25.4 trillion (USD 25.2 billion)

Generating Capacity     57,204 MW

Market Capitalization      KRW 22.6 trillion (USD 23.8 billion)

Credit Rating      A1(Moody’s), A(S&P)

Assets & Revenues : as of December 31, 2005 (Consolidated, audited)

Generating Capacity : as of Jun. 30, 2006

Market Cap.: as of Jun. 30, 2006, USD/KRW=948.9

KEPCO

KOREA ELECTRIC POWER CORPORATION     4

II. Business & Operations

KEPCO

KOREA ELECTRIC POWER CORPORATION

Demand Growth

Historical Demand Growth & GDP (%)

Demand Growth

GDP Growth 11.8

Sales Volume

8.5     7.6     8.0

Demand Growth Forecast

2007 : 4.3%     2008 ~ 2011 : 3 – 4%

6.5     5.4     5.9     6.3     3.8     7.0     4.0     3.1     4.6     5.0

Forecast value for 2007 onward by MOCIE & KPX

Actual results may differ from the forecast

2006     2005     2004     2003     2002     2001     2000     (Unit : 1,000 GWh)

Sales Volume

332     312     294     278     258     240     352

Demand Growth for 1H 2006 (yoy)

Unit Sales Price

Volume     Revenue

1H 2006     1H 2005     (Won/kWh)

85.1     87.5     Residential     9.5%     9.1%     9.9%     7.4%     8.2%     93.2     91.0     6.1%     Average

Commercial     5.2%     5.8%     59.7     57.7

Industrial     71.0     73.0

Overall     Commercial     Industrial     Residential

KEPCO

KOREA ELECTRIC POWER CORPORATION     6

Tariff (1)

Formula

Cost of Debt × Debt Weighting

Fair Rate of Return     +     =     Cost of Equity * × Equity Weighting

Net Plant in Service     +     Working Capital (2 Months)

Operating Income (1 - tax rate)

Actual Rate of Return     ÷     =

* Cost of Equity is determined by CAPM : Risk Free Rate + Beta x Market Premium

* This formula forms a base on which KEPCO and MOCIE negotiate.

Tariff Adjustment Flow     MOCIE

(Korean Electricity Commission)     MOFE

Discussion     Authorization

Application     KEPCO

Notice & Operation

Put into Effect

1 2 3 4

KEPCO

KOREA ELECTRIC POWER CORPORATION     7

Tariff (2)

History of Tariff Adjustment

Tariff Rebalancing

6.0%     6.1%     5.9%     4.9%     5.3%     1.5%     -2.8%     -2.0%

Residential

4.2%     4.0%     -3.5%     -2.2%

Commercial

2.8%*     1.9%     0.0%     2.5%

Industrial

2.4%     1.9%     -1.5%     0.0%

Average

1.9%

Mar04     Nov99     Jan03     Jun91     Feb92     May95     Nov00     Jan98     Jul97     Dec05     Dec05

* Tariffs were increased by 1.9%, while the rate of The Electric Power Industry Basis Fund was decreased by 0.9% p from 4.6% to 3.7% This resulted in 2.8% effective tariff increase

Management Strategies on Tariff Adjustments

Rebalancing tariffs among different customers to recover the different cost of supply in a timely manner

Reclassifying commercial, industrial, and educational customers by voltage supplied

Narrowing the gap between the highest and lowest tariffs within residential customer base

KEPCO

KOREA ELECTRIC POWER CORPORATION     8

Fuel Price & Expense (1)

Fuel Price & FX trends     2004     Average

1/4     2006    4/4     2005     3/4     2005     2/4     2005     1/4     2005     2005

Average     2/4     2006     2003

Average     51.7     25.3     47.6     50.7     53.3

NEWC* Coal Price Index

47.3     39.1     47.6     52.8

USD/ton     47.9     26.8     58.6

USD/barrel     41.2     33.6

Dubai Oil Price

52.7     55.5     64.9     49.4

FX Rate*

1,191.8     1,036.6     1,029.4     1,143.7     1,024.1     976.1     1,008.1     1,022.1     949.6

KRW/USD

* NEWC : Newcastle

* FX Rate Source : Bloomberg

1H 2006 Fuel Expense

Unit Price & FX Rate Change

(1,000Won/ton,Won/liter, KRW/USD)

Fuel Expense    (in billion Won)

yoy     yoy     1H 2006     1H 2005     1H 2006     1H 2005

B. Coal     -8.1%     57.1     62.2     -3.5%     1,208     1,252     B. Coal     4.3%     593     569

B.C. Oil     B.C. Oil     369.5     262.3     40.9%     70.7%     1,428     2,437     LNG     28.7%     566.8     440.3     Nuclear

LNG     -3.4%     413     399     -5.2%     962.8     1,015.3

FX Rate     26.6%     3,662     4,637     Total

KEPCO

KOREA ELECTRIC POWER CORPORATION     9

Fuel Price & Expense (2)

Strategy on Fuel Cost Saving

Maintaining optimal proportion of generation based on fuel type

Sustaining over 80% of nuclear & coal generation, above 90% utilization rate of nuclear

Securing shares of foreign mines & fuel suppliers

Re-trying direct import of LNG

Fuel Cost Mix

Generation Mix

1H 2006     1H 2006     1H 2005     1H 2005     13%     17%     LNG

LNG     Oil     6%     37%     4%     51%

Coal     38%     17%

Oil     38%     14%     35%     27%

Nuclear & Hydro

Coal     41%     43%     11%

Nuclear & Hydro     8%

KEPCO

KOREA ELECTRIC POWER CORPORATION    10

III. Financial Profile

KEPCO

KOREA ELECTRIC POWER CORPORATION

Capital Structure

Capital Structure

Total SH’s Equity : KRW 42.3 trillion (USD 41.9 billion)

Total Liabilities : KRW 32.4 trillion (USD 32.1 billion)

Shareholder Mix as of June 30, 2006

29.95%     24.07%     0.73%     30.26%     14.99%

KDB Government Treasury Stock Foreigners

Others     54.02%     SH’s     Equity     57%     Liab.     43%     as of Dec.31, 2005

Consolidated     Interest Bearing Debt*     Local Currency Debt     84%

FX Debt     16%

Total Debt : KRW 19.4 trillion equivalent     JPY     34%

US Dollar     50%

Total Foreign Currency Debt

: KRW 3.2 trillion equivalent

Others     16%

* Debt : KEPCO + GENCOs, as of Jun. 30, 2006

KEPCO

KOREA ELECTRIC POWER CORPORATION    12

Debt Profile & Strategy

Debt Repayment Schedule     4.9

Total Maturing Debt     FX Debt     3.7

Target Schedule     3.2     2.0     2.2     1.7

Trillion Won     0.9     0.4     0.5     0.6     0.8     0.4     0.3     0.3     0.7

2014 & after     2013     2012     2011     2010     2009     2008     2007     2006

Debt Currency Mix

Fixed vs. Floating Mix

1H 2006 Target     Fixed 62%     Floating 38%     Total

Fixed 57%     Floating 43%     84%

KRW     KRW     70%     15%     8%     USD     Fixed 91%     Floating 9%

FX     8%

JPY & Others

15%

* Debt : KEPCO + GENCOs, as of Jun. 30, 2006

KEPCO

KOREA ELECTRIC POWER CORPORATION    13

Improved Financial Status*     2003     yoy

2005     2004     2002     yoy     yoy     yoy

(Unit: KRW bn)     6.3%

278,451     8.0%     332,413     6.6%     293,599     5.4%

KWh sold(GWh)

312,096     23,956     5.2%     21,366     5.6%     25,445     6.2%

22,775     6.6%     Revenues     (3.8%)     9,953     11.3%     (1.5%)     10,313     3.6%

EBITDA **     9,916     9,769     4,467     (14.5%)     5,047     26.5%     3,922     (12.2%)     5,224     3.5%

Operating Income     1,292     (3.1%)     1,608     (20.3%)     1,014     (21.5%)     1,333     (17.1%)

Total Interest Cost ***     19,714     (12.9%)     23,477     (15.9%)     19,112     (3.1%)     22,645     (3.5%)

Interest Bearing Debt     2,883     24.1%     3,048     86.4%     (16.5%)     2,323     (23.8%)

Net Income     2,408

* Based on consolidated financial statements

** Operating Income + Depreciation & Amortization

*** Interest cost is inclusive of the capitalized interest

KEPCO

KOREA ELECTRIC POWER CORPORATION    14

1H 2006 Results*

(Unit : In billions of Korean Won)	1H 2006	1H 2005	%change
Operating revenues:	12,930	11,919	8.5%
Sale of electric power	12,728	11,670	9.1%
Other operating revenues	86	192	-55.2%
Revenues for other businesses	116	57	103.5%
Operating expenses:	11,455	9,711	17.9%
Fuel	4,803	3,833	25.3%
Power purchased for resale	1,004	629	59.6%
Maintenance	944	705	33.9%
Depreciation	2,461	2,456	0.2%
Commission	298	287	3.8%
Other	1,929	1,742	10.7%
Expenses for other businesses	16	59	-72.9%
Operating income	1,475	2,208	-33.2%
Other income:	619	789	-21.5%
FX gain	262	232	12.9%
Investment income from affiliates	88	175	-49.7%
Other	269	382	-29.6%
Other expenses:	681	607	12.2%
Interest expenses	348	310	12.3%
FX loss	16	18	-11.1%
Investment loss from affiliates	56	1	55.0%
Other	261	278	-6.1%
Ordinary income	1,413	2,390	-40.9%
Provision for income taxes	521	820	-36.5%
Net income	892	1,570	-43.2%

* KEPCO+GENCOs

- Primarily due to 6.1% demand growth, operating revenues increased by 8.5%
- Fuel cost was up by 25.3% mainly due to oil & LNG price hike
- Power purchased for resale was up by 59.6% due to LNG price hike & new facility added to current PPA
- Maintenance cost was up by 33.9% due to an increase in scheduled maintenance for nuclear plants
- Operating income decreased by 33.2% mainly due to increases in fuel cost, power purchased for resale & maintenance cost

KEPCO
KOREA ELECTRIC POWER CORPORATION

* This financial information is preliminary, un-audited and made by adjusting for major inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group

15

Capital Expenditure

Conservative Official Forecast (in billion Won)     9,912     10,168     9,803     8,642     3,441     3,607     3,035     2,009

Nuclear Plant

Thermal Plant     1,540

Transmission & Distribution Facility

2,032     2,911     2,218     4,695     4,765     3,722     4,550     2007F     2006F     2009F    2008F

Nuclear     New Capacity to be added     2,801     1,622     2,240

Thermal     1,500

KEPCO

KOREA ELECTRIC POWER CORPORATION    16

Major Financial Statistics *

Operating & Net Profit Margin

Total Borrowing to Equity Ratio

23.6%     84.1%     22.9%     18.7%     19.7%     14.3%     15.4%     59.9%

12.0%     65.1%     10.2%     9.5%     45.1%     48.6%     8.1%

2004     2003     2002     2001     2005     2004     2003     2002     2001     2005

Average Debt Cost EBITDA Interest Coverage KEPCO+GENCOs

6.3%     6.1%     9.6X     7.7X     7.7X     5.2%     6.2X     4.4%     4.7%     4.4X

2004     2003     2002     2001     2005     2004     2003     2002     2001     2005

* Based on consolidated financial statements

KEPCO

KOREA ELECTRIC POWER CORPORATION    17

IV. Industry Restructuring

KEPCO

KOREA ELECTRIC POWER CORPORATION

Industry Restructuring

Initial Plan, Current Status & Future

Current Status     Plan     Future Strategy     GENCO setup     + Sale     Generation

6 GENCOs in operation, 100% owned by KEPCO

Be prepared to sell GENCOs when price is right

Management control is on for sale

Improving the asset value to get right price

All GENCOs except for Nuke & Hydro to be sold

DISCO setup was scrapped by MOCIE in June 2004 DISCO setup + Sale Distribution

Divisional System within KEPCO will be introduced

Each division will be autonomous and competitive

IPO has been delayed as the price quote was below book value

KEPCO will push forward with selling management control at the right price (at least book value)

This policy secures KEPCO’s value, and credit won’t be affected during the sale process

Sale of KOSEP     Scrapping     DISCO setup

Scrapped because benefits were not certain given substantial risks

This cleared the uncertainty considerably and saved the cost of DISCO setup

KEPCO

KOREA ELECTRIC POWER CORPORATION    19

Asset Sale     Assets on Sale

Book Value* Ownership Plan to Sell     (in billion Korean Won)

Selling management control as originally planned

KOSEP 1,986 100.0%     KPS 286 100.0%

KEPID 25 49.0%     KDHC 176 26.1%     KOGAS 819 24.5%     KOPEC 56 97.9%

Powercomm 408 43.1%     Listing on domestic exchange or selling to strategic investors

Timing & method of selling is to be set in consultation with Government

Timing & method of selling is to be set in consultation with Government

Subject to Government’s plan of deregulating the gas industry

After Government’s finalization of the plan to introduce competition into the market for designing nuclear reactors

Listing on either domestic or foreign exchange, in relation to the bonds convertible into Powercomm shares issued in Euro market

* Book value: as of Dec. 31, 2005

KEPCO

KOREA ELECTRIC POWER CORPORATION    20